June 7, 2013

CORRESPONDENCE

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie Legal Branch Chief

Re:	Morgan’s Foods, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 24, 2013

File No. 001-08395

Dear Mr. Dobbie:

On behalf of Morgan’s Foods, Inc. (the “Company”) this letter responds to the Staff’s comment letter dated June 6, 2013 regarding the Company’s above-referenced Preliminary Proxy Statement for its 2013 Annual Meeting of Shareholders (the “Preliminary Proxy Statement”). The comment you provided is repeated in italics below. The Company’s response is provided after the comment.

1.     We note your response to prior comment 1 and have consulted with Perry Hindin, Special Counsel in the Division of Corporation Finance, Office of Mergers & Acquisitions. We are unable to agree that the current presentation of Proposal 4 is appropriate and consistent with Exchange Act Rule 14a-4(a)(3). It appears that the “three cases” you describe in Proposal 4 (referenced on page 8 of the proxy statement as “(a),” “(b)” and “(c)”) are both separate and material proposals. Please revise Proposal 4 to present as three separate proposals the amendments to the Amended Code of Regulations to provide procedural and disclosure requirements governing (a) shareholder proposals made in connection with an Annual Meeting of Shareholders, (b) shareholder nominations for directors, and (c) shareholder proposals made in connection with a Special Meeting of Shareholders.

RESPONSE:

In accordance with the Staff’s comment we have revised the proxy statement and proxy card to unbundle the proposal related to the amendment to the Code of Regulations to have a separate shareholder votes:

(a) to provide for advance notice and disclosure provisions in connection with annual meetings of shareholders

(b) to provide for advanced notice and disclosure provisions in connection with shareholder nominations

(c) to provide for advanced notice and disclosure provisions for special meetings of shareholders

(d) to approve other amendments to the Regulations primarily related to the conduct of shareholder meetings and the use of uncertificated shares

We acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at 216.359.2102 with any questions or to discuss this letter.

Sincerely,

/s/ Kenneth L. Hignett

Kenneth L. Hignett

Senior Vice President, Chief Financial Officer and Secretary